Exhibit 12.1

Wells Fargo Real Estate Investment Corporation

Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	Nine months ended September 30,	Year ended December 31,

(in thousands)	2014	2013	2012	2011

Excluding interest on deposits (1)
Income before income taxes	$482,929	$257,430	143,092	189,379
Fixed charges, excluding preferred dividends and capitalized interest	1,037	1,210	26	—

Earnings	$483,966	$258,640	143,118	189,379

Interest expense	$1,037	$1,210	26	—
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	43	57	57	57
Capitalized interest	—	—	—	—

Fixed charges and preferred dividends	$1,080	$1,267	83	57

Ratios of earnings to fixed charges and preferred dividends (2)	448.12	204.14	1,724.31	3,322.44

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.